[GRAPHIC OMITTED] Acergy

                              Acergy S.A. Notice of
                  Extraordinary General Meeting of Shareholders

London, England - January 15, 2010 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announced today the publication of materials for the 2010 Extraordinary General Meeting ("the Meeting") including the Notice of Meeting to be held on February 16, 2010 at 12.00 p.m. local time at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg for the purpose of considering resolution 1 of the December 17, 2009 Extraordinary General Meeting Agenda.

It was noted at the Extraordinary General Meeting of Shareholders on December 17, 2009 that the required quorum of 50% of the outstanding shares for resolution 1 was not present and this Meeting was therefore not able to consider this resolution.

The Board of Directors therefore decided to call an Extraordinary General Meeting to consider resolution 1. At this Meeting there is no requirement for quorum. However, to approve the proposed resolution a 2/3rd majority of the votes cast at the Meeting will be required.

Proxies already received for the December 17, 2009 Extraordinary General Meeting remain valid for this Meeting and Shareholders of record as of October 30, 2009 are entitled to vote at the Meeting. Those Shareholders who have not yet cast their votes may do so by submitting the proxy card as instructed, or alternatively may attend the Meeting at the above address. The new deadline for submission of votes for American Depositary Receipt holders is February 8, 2010 and for holders of Common Shares February 9, 2010.

The materials for this Meeting are attached to this announcement and can be found on the Acergy website: www.acergy-group.com/public/February2010EGM

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the date of the proposed EGM, the date for shareholders to on the record in order to be entitled to vote at the meeting and the purpose of the Meeting. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.